SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July 2007

Vannessa Ventures Ltd.
(Translation of registrant's name into English)

000-30462
(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: July 27, 2007

By: /s/ Cameron B. Boyer
          Name: Cameron B. Boyer
          Title: Controller

EXHIBIT INDEX

<u>Exhibit</u>   <u>Description</u>

1. Audited Consolidated Financial Statements, 31 March 2007;
2. Management Discussion and Analysis, 31 March 2007;
3. Certification Letter, John R. Morgan, President;
4. Certification Letter, Cameron B. Boyer, Controller.

VANNESSA VENTURES LTD.
(a development stage enterprise)

Consolidated Financial Statements
Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)



REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Vannessa Ventures Ltd.
(a development stage enterprise)

We have audited the consolidated balance sheets of **Vannessa Ventures Ltd. (a development stage enterprise)** as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ending March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the each of the years in the three year period ending March 31, 2007 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
July 26, 2007.   Chartered Accountants

VANNESSA VENTURES LTD.
(a development stage enterprise)
Consolidated Balance Sheets
March 31, 2007 and 2006
(In Canadian Dollars)

		2007		**2006**
A S S E T S (Note 9)				
Current				
Cash	$	280,338	$	1,675,350
Amounts receivable		158,324		149,405
Prepaid expenses		90,526		78,039
		529,188		1,902,796
Capital Assets (Note 4)		3,908,666		1,738,312
Mineral Interests (Note 5)		9,521,407		7,000,771
	$	13,959,261	$	10,641,877
L I A B I L I T I E S				
Current Liabilities				
Accounts payable and accrued liabilities (Note 7)	$	2,157,516	$	2,612,481
Demand notes payable (Note 7)		5,000,000		-
		7,157,516		2,612,481
Convertible debenture payable (Note 9)		3,947,551		3,539,401
		11.105.067		6.151.882
S H A R E H O L D E R S' E Q U I T Y				
Share Capital (Note 6)		48,976,420		45,470,220
Contributed Surplus (Note 8)		2,927,604		2,692,812
Other Paid in Capital (Note 9)		1,490,475		1,490,475
Deficit		(50,540,305)		(45,163,512)
		2,854,194		4,489,995
	$	13,959,261	$	10,641,877

Nature of Operations (Note 1)
Commitments (Note 14)
Subsequent Events (Note 11)

On behalf of the Board:

.... Director

.... Director

-See Accompanying Notes-

VANNESSA VENTURES LTD.
(a development stage enterprise)
Consolidated Statements of Operations and Deficit
March 31, 2007, 2006 and 2005
(In Canadian Dollars)

		2007		2006		2005
General and Administrative Expenses						
Amortization	$	14,988	$	20,534	$	40,648
Automotive		-		-		112
Bank charges and interest		9,076		9,379		13,221
Consulting		45,000		64,481		83,584
Insurance		22,738		21,500		10,750
Investor relations		49,299		68,994		90,299
Office and miscellaneous		102,147		54,152		72,992
Office wages and services		387,105		499,061		470,542
Professional fees		242,140		324,165		196,333
Provision for doubtful account		(28,053)		89,511		-
Rent		76,544		67,450		80,417
Stock-based compensation (Note 8)		193,306		528,605		624,736
Telephone		25,058		17,877		25,448
Transfer agent and listing fees		41,974		59,519		26,298
Travel and accommodation		6,823		35,339		80,310
		(1,188,145)		(1,860,567)		(1,815,690)
Project Development Expenses						
Consulting		986,020		714,287		305,996
Arbitration		922,666		1,222,957		217,910
Impairment of mineral interests (Note 5)		921,152		3,378,614		2,824,335
		(2,829,838)		(5,315,858)		(3,348,241)
Other Items						
Loss on disposal of mineral interests (Note 3)		-		-		(220,901)
Interest expense and financing costs		(1,360,441)		(302,054)		-
Interest income		1,631		4,504		42,159
		(1,358,810)		(297,550)		(178,742)
Net loss		(5,376,793)		(7,473,975)		(5,342,673)
Deficit, beginning of year		(45,163,512)		(37,689,537)		(32,346,864)
Deficit, end of year	$	(50,540,305)	$	(45,163,512)	$	(37,689,537)
Net loss per share – basic and diluted	$	(0.06)	$	(0.09)	$	(0.07)
Weighted average number of common shares outstanding – basic and diluted		91,716,042		86,129,983		76,875,180

-See Accompanying Notes-

VANNESSA VENTURES LTD.
Consolidated Statements of Cash Flows
(a development stage enterprise)
March 31, 2007, 2006 and 2005
(In Canadian Dollars)

	2007	2006	2005
Operating activities			
Net loss	$ (5,376,793)	$ (7,473,975)	$ (5,342,673)
Items not involving cash:			
Amortization	14,988	20,534	40,648
Provision for doubtful account	-	89,511	-
Convertible debenture accretion (Note 9)	408,150	29,876	-
Stock based compensation (Note 8)	193,306	528,605	624,736
Loss on disposal of mineral interests	-	-	220,901
Impairment of mineral interests (Note 5)	921,152	3,378,614	2,824,335
	(3,839,197)	(3,426,835)	(1,632,053)
Changes in non-cash working capital items			
Amounts receivable	(8,919)	(59,137)	(108,913)
Prepaid expenses	(12,487)	(25,284)	(8,847)
Accounts payable	(454,965)	1,723,665	(102,119)
Cash used in operating activities	(4,315,568)	(1,787,591)	(1,851,932)
Investing activities			
Sale of short term investments	-	-	4,344,575
Purchase of capital assets	(2,201,297)	(1,200,466)	(88,748)
Proceed on disposal of mineral interests (Note 3)	-	-	107,820
Mineral interests expenditures (net of recoveries)	(3,384,347)	(3,123,684)	(3,729,078)
Cash provided by (used in) investing activities	(5,585,644)	(4,324,150)	634,569
Financing activities (Note 9)			
Shares issued for cash (Note 6)	3,506,200	1,724,375	2,047,600
Issue of demand notes (Note 7)	5,000,000	-	-
Convertible debenture (Note 9)	-	5,000,000	-
Cash provided by financing activities	8,506,200	6,724,375	2,047,600
Increase (decrease) in cash	(1,395,012)	612,634	830,237
Cash, beginning of year	1,675,350	1,062,716	232,479
Cash, end of year	$ 280,338	$ 1,675,350	$ 1,062,716

-See Accompanying Notes-

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

1. NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, "Enterprises in the Development Stage", and is engaged in the acquisition, exploration and development of mineral interests.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") on a "going concern" basis, which presumes the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2007 the Company has incurred an accumulated deficit from operations of approximately $51 million and has a working capital deficiency of approximately $6.6 million. Funding for operations is raised primarily through public and private share offerings and debt financing, of which significant amounts have been provided by the Company's controlling shareholder (See Note 11 for financings subsequent to March 31, 2007).

There is considerable uncertainty regarding the Company's ability to operate as a going concern without the continued support of the Company's major shareholders and future operations are dependent on raising sufficient funding through share offerings, debt financing, joint venture participations or from profitable operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

Computer equipment	30%	Declining balance
Computer software	100%	Straight line
Exploration and processing equipment	20%	Declining balance
Office furniture and equipment	20%	Declining balance
Vehicles	30%	Declining balance

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)   Capital Assets and Amortization (continued)

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests. Amortization for these assets is provided over their estimated lives and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.

Capital assets not in use and held for sale are included in capital assets in the balance sheet and valued at the lower of amortized cost and estimated net recoverable value.

The carrying value of all categories of capital assets are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(c)   Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)   Mineral Interests and Exploration Costs

The Company is in the process of exploring and developing mineral interests in several countries through wholly-owned and controlled subsidiaries. None of the Company's mineral interests have reached commercial production. Title to mineral

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Mineral Interests and Exploration Costs (continued)

interests include options, leases, concessions, participating interests and direct title.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Crucitas project in Costa Rica and the Maple Creek, Potaro, Paint Mountain and Marudi concessions in Guyana, are currently under extended legal, political, environmental or permitting restrictions. The Crucitas project in Costa Rica is the subject of a legal challenge seeking that the Exploitation Concession be revoked and while the Company has a legal opinion from local counsel indicating that the Company has fulfilled all legal requirements and the Exploitation Concession will not be revoked, the final outcome is not yet certain. Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Cost recoveries during exploration

Joint Venture Participation and Accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)   Mineral Interests and Exploration Costs (continued)

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive

agreements for ownership and mining participation terms. Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Cost recoveries during exploration (continued)

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs. No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value. Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

(f)   Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the reporting periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants, stock options and the conversion feature of the convertible debenture have been excluded as they are anti-dilutive.

(g)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management's estimate of net recoverable value. Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)   Risk Management

The Company does not use derivative instruments to reduce its exposure to credit, foreign currency, interest rate or cash flow risks.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)   Risk Management (continued)

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions. Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair values.

(i)   Future Income Taxes

The liability method is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not that they will not be realized in the future.

(j)   Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants and records the fair value of all awards as a credit to contributed surplus. The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to mineral interests for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)   Financial instruments

Financial instruments include cash, accounts receivable, accounts payable, demand notes payable and the convertible debenture. Management believes that the carrying values of these instruments approximate their fair values.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

3. DISPOSAL OF MINERAL INTERESTS

During the year ended March 31, 2005, the Company disposed of its mineral interests in the La Fe/Yuruan/Kilometre 88 region located in Venezuela due to the negative political environment following the initiation of International Arbitration against the Venezuelan Government regarding the Company's Las Cristinas property. **(Note 5 (d)(i))**

The loss on disposal of these concessions was as follows:

	$
Acquisition costs	902,251
Accumulated exploration expenditures	2,540,233
Accumulated impairment charges	(3,113,763)
Net book value	328,721
Proceeds of disposition	(107,820)
Loss on disposition	220,901

The concessions located in the Kilometre 88 region were returned to the former owner, Boralis Holdings A.V.V., for nil proceeds and consideration to pay the Company 80% of all future net benefits realized from these concessions. No value has been attributed to future consideration. **(Note 7)**

4. CAPITAL ASSETS

		2007			2006
	Cost	Accumulated Amortization	Net		Net
Assets in use:					
Computer equipment	$ 92,055	71,608	$ 20,447	$	25,471
Computer software	52,253	52,253	-		-
Office furniture and equipment	284,529	199,069	85,460		90,758
Exploration and processing equipment	4,176,012	651,225	3,524,787		1,322,587
Vehicles	296,161	200,531	95,630		117,154
	4,901,010	1,174,686	3,726,324		1,555,970
Assets not in use:					
Exploration and processing equipment	182,342	-	182,342		182,342
	$ 5,083,352	1,174,686	$ 3,908,666	$	1,738,312

Amortization of exploration and processing equipment not in use has not been recorded as these assets are being held for sale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5. MINERAL INTERESTS

A summary of the carrying values of the Company's mineral interests by areas of interest:

	2007	Current Charges	2006	2005
BRAZIL				
Parima				
Acquisition costs	$ 1		$ 1	$ 1
Exploration costs	67,495	3,402	64,093	60,603
Impairment charges	(67,495)	(3,402)	(64,093)	(60,603)
Total – Brazil	1	-	1	1
COSTA RICA				
Crucitas Gold Project				
Acquisition costs	2,669,504		2,669,504	2,669,504
Exploration and permitting costs	8,911,589	2,520,635	6,390,954	4,453,540
Impairment charges	(4,081,850)	-	(4,081,850)	(2,621,737)
Total – Costa Rica	7,499,243	2,520,635	4,978,608	4,501,307
GUYANA				
Maple Creek Concessions				
Exploration costs (net of recoveries)	5,590,987	511,573	5,079,414	4,480,899
Impairment charges	(4,502,735)	(212,015)	(4,290,720)	(3,435,451)
Dedicated capital assets	1,227,993	(299,558)	1,527,551	1,915,797
Diamond inventory from bulk sampling	65,481	-	65,481	65,481
	2,381,726	-	2,381,726	3,026,726
Less: contributed by joint venturer	(2,354,304)	-	(2,354,304)	(2,999,304)
	27,422	-	27,422	27,422
Potaro Concessions				
Acquisition costs	54,378	-	54,378	54,378
Exploration costs (net of recoveries)	3,665,774	169,815	3,495,959	3,291,144
Diamond inventories from bulk sampling	41,170	-	41,170	41,170
Impairment charges	(3,661,322)	(169,815)	(3,491,507)	(3,286,692)
	100,000	-	100,000	100,000
Marudi Mountain Gold Project				
Acquisition costs	144,000	-	144,000	144,000
Exploration costs	2,161,704	203,817	1,957,887	1,659,979
Impairment charges	(501,725)	(203,817)	(297,908)	-
	1,803,979	-	1,803,979	1,803,979
South Guyana – Paint Mountain				
Acquisition costs	218,557	-	218,557	218,557
Exploration costs	461,350	-	461,350	448,246
Impairment charges	(589,146)	-	(589,146)	(576,042)
	90,761	-	90,761	90,761
Total – Guyana	2,022,162	-	2,022,162	2,022,162
VENEZUELA				
Las Cristinas				
Acquisition costs	122,635	-	122,635	122,635
Carrying costs	5,365,099	332,103	5,032,996	4,499,235
Impairment charges	(5,487,733)	(332,103)	(5,155,630)	(4,611,715)
Total - Venezuela	1	-	1	10,155
TOTAL – MINERAL INTERESTS	$9,521,407	$2,520,635	$7,000,771	$6,533,625

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.   **MINERAL INTERESTS (Continued)**

   (a)   **Brazil**

   Parima

   In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

   The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity. The Company, together with the vendor, will endeavour to secure necessary mining and development permits. Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

   Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

   As at year end, the region remains closed to mining. The Company intends to pursue the interests in the region and monitor the legal process.

   (b)   **Costa Rica**

   In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

   Acquisition costs are comprised of the following:

	$
A cash payment	25,000
Issuance of 250,000 common shares	287,500
Payment of certain trade payables	619,976
Staged payments totaling $ 1,000,000 US	1,487,932
Interest on staged payments	133,470
Finder's fee of 80,000 common shares	92,000
Acquisition fees and other costs	23,626
	2,669,504

   Payment of two net smelter royalties of 1% each on all production from start-up to a maximum of $20 million U.S. and $3 million U.S. is payable to the respective vendors.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5. MINERAL INTERESTS (Continued)

(b) Costa Rica (continued)

Through its wholly owned subsidiary, Industrias Infinito S.A., the Company has successfully concluded the environmental permitting process for its Crucitas gold project located in North Central Costa Rica. The final resolution, (Resolución N° 3638-2005-SETENA), was issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005. The final resolution follows the approval of the Environmental Impact Statement which was announced in early September of 2005 indicating the Company had complied with all of the requisites of Costa Rican mining and environmental regulations. The final resolution has also specified the amount of the required Environmental Performance Bond as US$ 600,000.

Prior to obtaining this final resolution, due to the uncertainty of the outcome of the permitting process, the Company had impaired all expenditures since fiscal 2003. Upon receipt of this resolution, the Company has discontinued recording impairment charges on subsequent expenditures and is in the process of developing the project.

Previously, the Company notified the Canadian Government and Costa Rican Government it will maintain its option to pursue an International Arbitration Process under the Foreign Investment Protection Agreement (FIPA) signed between the two countries. The Company filed a Request for Arbitration in June of 2005 alleging that protracted delays in the approval process and other actions by the Government of Costa Rica resulted in an act of expropriation of the Crucitas project. The Company has not moved forward with the Arbitration due to encouraging progress including the receipt of the approval for the Environmental Impact Study in late 2005.

(c) Guyana

(i) Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	2007			2006
	Cost	Amortization	Net	Net
Exploration equipment	$ 1,854,395	$ 1,118,493	$ 735,902	$ 915,633
Processing plant	1,043,544	590,749	452,795	565,993
Vehicles	121,546	82,250	39,296	45,925
	$ 3,019,485	$ 1,791,492	$ 1,227,993	$ 1,527,551

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company's properties located in the

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5. MINERAL INTERESTS (Continued)

(c) Guyana (Continued)

(i) Maple Creek Concessions (Continued)

Potaro Mining District #2 through an operating company, Vanarde Mining Inc. ("Vanarde"). The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

Pursuant to this agreement, advances totaling $2,999,304 had been received from the joint venture participant, net of finders' fees. These advances were designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain was recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

On July 14, 2005, the Company re-acquired the 40% minority interest in Vanarde Mining Inc., the owner of Vannessa's Potaro diamond project, for the issuance of 1,500,000 common shares having a value of $645,000 which was determined by estimating the proportional net asset value of the mobile mining equipment and other infrastructure on site.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions. In prior years, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan. Until the bulk sampling indicates economic values, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.

(ii) Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.   MINERAL INTERESTS (Continued)

(c)   Guyana (Continued)

(ii)   Potaro Concessions (Continued)

Consideration for the acquisition of these permits and concessions was as follows:

Cash payment $29,000 US	$	42,828
Finder's fee of 15,000 common shares		11,550
	$	54,378

After a review of plans and operations in this area, management is continuing to record impairment charges to reduce the carrying value to estimated recoverable value.

(iii)   Marudi Mountain

In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana. This letter of agreement was replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares	$	140,000
A finder's fee of 10,000 shares		4,000
	$	144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5. **MINERAL INTERESTS (Continued)**

(c)   Guyana (Continued)

(iii)   Marudi Mountain (Continued)

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to certain conditions.

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable value.

(iv)   Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain. In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore approximately 32.92 square kilometers of territory adjacent to the Marudi property.
Exploration plans in this regard are being evaluated by management for future implementation.

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable value.

(v)   Effective March 6, 2007, the Company executed Agreements with Shoreham Resources Ltd. of Toronto ("Shoreham") for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2 million in exploration and qualified project management expenditures during a period of three years or less. Shoreham may earn a further 25% by completing an additional US$2 million in exploration and development work prior to the fourth anniversary of the Agreement. The Company has the option to retain a 25% interest in the property going forward.

Under Shoreham's direction and supervision, exploration will focus on expanding

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.   MINERAL INTERESTS (Continued)

(c)   Guyana (Continued)

(v)   Shoreham Resources Ltd. (Continued)

known gold occurrences at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities in this large under-explored gold producing area. The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi and Paint Mountain gold projects and looks forward to working with Shoreham to continue development in this gold producing region.

The Potaro Purchase Agreement with Shoreham for the sale of 100% of the Company's Potaro assets was also executed which involves the payment to the Company of an aggregate sum of US$ 1.2 million over four years.

(d)   Venezuela

(i)   La Fe / Yuruan / Kilometre 88

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During the year ended March 31, 2005, management disposed of these concessions for proceeds of $107,820 **(Note 3).**

(ii)   Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. ("Vannessa Barbados"), all of the issued and outstanding shares of Vannessa de Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. ("Minca").

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana ("CVG"), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.   MINERAL INTERESTS (Continued)

(d)   Venezuela (Continued)

(ii)   Las Cristinas (Continued)

between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Title dispute and legal proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa's status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela. A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.　MINERAL INTERESTS (Continued)

(d)　Venezuela (Continued)

(ii)　Las Cristinas (Continued)

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes ("ICSID") in Washington, D.C. Accordingly, as part of the requirements for entering into the process of International Arbitration, the Court proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa in Venezuela have been waived by the Company.

On July 9, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada. On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company's Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property **(See Subsequent Event Note 11 (d))**.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

Carrying costs

Carrying costs by period incurred relating to Minca's mineral interests comprise the following:

	2007	2006	2005
Administrative salaries	$ 41,194	$ 66,208	$ 72,160
Community relations	22,294	35,831	39,053
General administration	79,112	127,150	138,586
Legal costs	147,982	237,839	259,226
Rent, utilities and taxes	30,162	48,477	52,837
Travel	11,359	18,256	19,898
	$ 332,103	$ 533,761	$ 581,760

Due to the Company's ongoing disputes outlined above, the Company continues to record impairment charges equal to the direct carrying costs incurred for its Las

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5. MINERAL INTERESTS (Continued)

(d) Venezuela (Continued)

(ii) Las Cristinas (Continued)

Cristinas interest. Additional legal and technical support arbitration and consulting costs incurred by the Company are not included in these carrying costs.

6. SHARE CAPITAL

The Company's authorized and issued share capital is as follow:

	2007		2006		2005	
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Authorized						
250,000,000 common shares						
Issued						
Balance, beginning of year	87,258,853	$ 45,470,220	81,471,353	$ 43,100,845	75,051,353	$ 41,053,245
Private placement (a)	-	-	-	-	4,805,500	1,537,760
Warrants exercised (a)	-	-	4,000,000	1,600,000	-	-
Options exercised (b)	300,000	84,000	-	-	170,000	47,600
Warrants exercised (c) and (d)	-	-	287,500	124,375	-	-
Private placement (d)	-	-	-	-	1,444,500	462,240
Purchase subsidiary minority interest (e)	-	-	1,500,000	645,000	-	-
Warrants exercised (f)	4,805,500	1,922,200	-	-	-	-
Private placement (g)	5,000,000	1,500,000	-	-	-	-
Balance, end of year	97,364,353	$ 48,976,420	87,258,853	$ 45,470,220	81,471,353	$ 43,100,845

(a) In fiscal 2005, pursuant to a non-brokered private placement, 4,805,500 (2004 – 4,300,000) units were issued at a price of $0.32 (2004 - $0.35) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.40) per share until December 22, 2006 (2004 – June 4, 2005). 4,000,000 of the 2004 warrants were exercised during the year ended March 31, 2006 and 300,000 expired.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

6.   SHARE CAPITAL (Continued)

(b)   In fiscal 2007, stock options totaling 300,000 (2006 – nil; 2005 – 170,000) were exercised at a price of $0.28 (2006 – nil; 2005 - $0.28) per share.

(c)   Pursuant to a non-brokered private placement in fiscal 2004, 13,500,000 units were issued at a price of $0.40 per unit. Each unit consisted of one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 per share until October 15, 2005. During the year ended March 31, 2006, pursuant to the exercise of warrants, 187,500 shares were issued at a price of $0.45 per warrant.

(d)   In fiscal 2005, pursuant to a non-brokered private placement, 1,444,500 (2004 – 2,500,000) units were issued at a price of $0.32 (2004 - $0.60) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.66) per share until January 7, 2007 (2004 – February 18, 2006) (See (i) below). Finder's fees of $nil (2004 - $177,500) was paid pursuant to this financing.   During the year ended March 31, 2006, pursuant to the exercise of warrants, 100,000 shares were issued at a price of $0.40 per warrant.

(e)   On July 14, 2005. the Company acquired the 40% minority interest in Vanarde Mining Inc., the owner of the Company's Potaro diamond project, for 1,500,000 common shares at a price of $0.43 per common share.

(f)   On July 6, 2006, warrants totaling 4,805,500 were exercised at a price of $0.40 per warrant.

(g)   Pursuant to a non-brokered private placement on February 22, 2007, 5,000,000 units were issued at a price of $0.30 per unit. Each unit consisted of one common share and one-half of one warrant entitling the holder to purchase one additional share at a price of $0.40 per share for a period of twelve months and at a price of $0.50 for a period thereafter until twenty four months from the date of closing.

(h)   Pursuant to the Convertible Debenture (Note 9), 5,000,000 warrants were issued on March 1, 2007.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

6.   SHARE CAPITAL (Continued)

The continuity of the Company's share purchase warrants is as follows:

	Warrants Outstanding		Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2004	23,705,000				1.21
Issued	4,805,500	(a)	0.40	Dec. 22/06	
Issued	1,444,500	(d)	0.40	Jan. 7/07	
Expired	(300,000)		2.00	May 22/04	
Balance – March 31, 2005	29,655,000				0.78
Expired	(2,000,000)		0.55	Dec /16/05	
Exercised	(4,000,000)	(a)	0.40	June 4/06	
Expired	(300,000)	(a)	0.40	June 4/06	
Exercised	(100,000)	(b)	0.40	Sept 12/06	
Exercised	(187,500)	(c)	0.45	Oct 15/05	
Expired	(9,937,500)	(c)	0.45	Oct 15/05	
Balance – March 31,2006	13,130,000		0.62		0.69
Exercised	(4,805,500)	(a)	0.40	Dec 22/06	
Expired	(780,000)		0.66	Feb 18/07	
Issued	5,000,000	(h)	0.635	Mar 1/09	
Issued	2,500,000	(g)	0.40\0.50	Feb 22\09	
Balance, March 31, 2007	15,044,500				0.66

During fiscal 2007, regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

(i) 2,500,000 warrants with an expiry date of February 18, 2007 have been extended to February 18, 2008; the exercise price is $0.66 per share.

(ii) 1,700,000 and 2,000,000 warrants with expiry dates August 26, 2006 and August 28,   2007 have been extended to August 26, 2007 and August 28, 2007; the exercise price is $0.60 per share respectively.

(iii)1,344,500 warrants with an expiry date of January 7, 2007 have been extended to January 7, 2008; the exercise price is $0.40 per share.

(iv) 780,000 warrants at a price of $0.66 per warrant expired on February 18, 2007.

See Note 9 for additional warrants that could be issued in connection with the Convertible Debenture.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

6.   SHARE CAPITAL (Continued)

As at March 31, 2007 and 2006, there were no escrow shares outstanding or voluntary pooling arrangements.

At March 31, 2007, the Company had share purchase warrants outstanding as follows:

Outstanding Warrants	Exercise Price per Warrant	Expiry Date
1,700,000	1.06	August 26, 2007
2,000,000	0.89	August 28, 2007
2,500,000	0.66	February 18, 2008
1,344,500	0.40	January 7, 2008
5,000,000	0.635	March 1, 2009
2,500,000	0.40\0.50	February 22, 2008\February 22, 2009
15,044,500		

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2004	3,500,000	$0.64	3.57
Granted (Note 8)	1,630,000	$0.28	
Exercised	(170,000)	$0.28	
Expired	(210,000)	$(0.85)	
Balance – March 31, 2005	4,750,000	$0.64	3.29
Granted (Note 8)	1,525,000	$0.60	
Expired	(490,000)	$(0.76)	
Balance – March 31, 2006	5,785,000	$0.58	2.88
Granted (Note 8)	1,430,000	$0.32	
Expired	(1,620,000)	$0.66	
Exercised	(300,000)	$0.28	
Balance – March 31, 2007	5,295,000	$0.50	2.91

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

6. SHARE CAPITAL (Continued)

At March 31, 2007, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise Price	Expiry Date
790,000	$0.95 per share	July 4, 2007
100,000	$0.475 per share	March 12, 2008
800,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
1,080,000	$0.45 per share	September 2, 2009
1,020,000	$0.60 per share	August 26, 2010
1,330,000	$0.32 per share	December 12, 2011
5,295,000		

7. RELATED PARTY TRANSACTIONS

The Company incurred expenditures for consulting services from two companies controlled by two Directors and, the retention of a Director to provide professional project management services to the Crucitas gold project commencing in September 2005 which became direct employment commencing January 1, 2006.

The expenditures were allocated as follows:

	2007	2006	2005
Charged to head office administration	$ 246,022	$ 160,016	$ 60,000
Charged mineral interests	21,022	44,891	89,280
	$ 267,044	$ 204,907	$ 149,280

In the past, the agreements were on a month-to-month basis and were to remain in force from year to year until such time as notice of termination is given by either party. Effective December 31, 2006, consulting agreements with the respective Directors are no longer in place.

On May 15, 2007, the Company executed a consulting advisory agreement with a company affiliated with a Director for $120,000 per annum (see Note 11(a), Subsequent Events).

Stock-based compensation related to options awarded to directors of the Company totaled $141,228 (2006 - $460,527; 2005 - $506,543).

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

7. RELATED PARTY TRANSACTIONS (Continued)

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties **(Note 3)**.

During fiscal 2007, the Company paid debt financing structuring fees of $ 150,000 (2006 - $150,000) to the controlling shareholder related to $5 million (2006 - $3 million) of short term financing (bearing interest at 9.5%) and related to the convertible debenture **(Note 9).** These fees were expensed during fiscal 2007 and 2006 as interest and financing costs.

Related party transactions have been recorded at their exchange amounts.

8. CONTRIBUTED SURPLUS

During the year, the Company granted 1,430,000 (2006 – 1,525,000; 2005 - 1,630,000) stock options to directors, employees and consultants. Options vest immediately on the grant date. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.18 (2006 - $0.40; 2005 - $0.42) per option for a total value of $234,792 (2006 - $610,698; 2005 - $688,053) of which $193,306 (2006 - $528,605; 2005 - $624,736) was charged to operations and $41,486 (2006 - $82,093; 2005 – 63,317) was allocated to mineral interests.

Assumptions used in this model were as follows:

	2007	2006	2005
Risk free interest rate	4.36%	4.24%	2.63%
Dividend yield	-	-	-
Volatility factor	86%	80%	121%
Expected option life	5 years	5 years	5 years

The continuity of contributed surplus is as follows:

	2007	2006	2005
Balance, beginning of year	$ 2,692,812	$ 2,082,114	$ 1,394,061
Value of stock-based compensation granted	234,792	610,698	688,053
Balance, end of year	$ 2,927,604	$ 2,692,812	$ 2,082,114

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

9. **CONVERTIBLE DEBENTURE**

On March 1, 2006, the Company issued a non-brokered private placement of a collateralized convertible debenture for $5 million to Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty. In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share. The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries. The Company agreed to pay Exploram a structuring fee of $90,000 in respect of the placement. This amount has been charged to financing expenses.

The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $3.5 million which amount will be accreted to its face value of $5 million through interest expense charges computed at 25% per annum through to January 31, 2009. The balance of the convertible debenture approximating $1.5 million has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

10. **NON-CASH ITEMS EXCLUDED FROM CASH FLOWS**

The following non-cash amounts have been excluded from mineral interests and share capital on the statements of cash flows:

	2007	2006	2005
Mineral interests			
Stock-based compensation	$ 41,486	$ 82,093	$ 63,317
Amortization of capital assets used in exploration	301,538	424,535	515,104
Shares issued for the acquisition of mineral interests	-	645,000	-
Share capital			
Shares issued for the acquisition of mineral interests	$ -	$ 645,000	$ -

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

11.   SUBSEQUENT EVENTS

(a)   On May 15, 2007, the Company issued 18,571,371 units (the "**Units**") at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrant (a "**Unit Warrant**"). Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until to May 15, 2009. Exploram Enterprises Ltd., the controlling shareholder of the Company, purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd. ("**Auro**"), a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement. In connection with the sale of the Units, the Company paid a cash finder's fee of $296,850 and issued share purchase warrants (the "**Finder's Warrants**") allowing the finders to purchase an aggregate of 1,413,566 common shares of the Company. Each Finder's Warrant is exercisable to acquire one share of the Company at a price of $0.45 until May 15, 2008.

The Company also raised $3 million under a non-brokered private placement of a $3 million unsecured convertible note (the "**Note**") issued to Auro. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a "**Note Unit**"). Each Note Unit consists of one share and one half of one common
share purchase warrant (a "**Note Warrant**") and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009. The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro's right to convert before prepayment. Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable. The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature. A cash structuring fee of $90,000 was paid by the Company.

The shares and Unit Warrants that make up the Units, the Note, the shares and Note Warrants issuable under the Note, the Finder's Warrants and the shares issuable under the Warrants, the Note Warrants and the Finder's Warrants are all subject to a hold period expiring on September 16, 2007.

On May 15, 2007, in conjunction with this financing, Mr. Steven G. Dean was appointed to the Company's Board of Directors and as Chairman. Mr. Dean has extensive experience in the gold mining business, including serving as President of Teck Cominco Ltd. to July 2002. He was also the Executive Director and Chief Financial Officer of the Australian gold group Normandy Mining Ltd. from 1987 to 1994.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

11.   SUBSEQUENT EVENTS (Continued)

(a)   Mr. Dean is based in Vancouver and is a director and Chairman of a number of public companies, is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum.

Mr. Dean succeeds Manfred Peschke as Chairman of the Company. Mr. Peschke is continuing as a director and Chairman of the Audit Committee.

(b)   On May 15, 2007, 20,000 stock options were exercised by an employee.

(c)   On May 31, 2007, the Company repaid two demand loans payable to Exploram Enterprises Ltd. ("Exploram") for a total of $2,500,000. The Company and Exploram have agreed that an additional demand loan for $1,500,000, that was payable on demand after August 31, 2006, be extended such that it is now payable on demand after June 15, 2008. This leaves one Exploram loan for $1,000,000 that remains payable on demand as of February 28, 2007.

All of the loans carry interest at a rate of 9.5 percent per annum, payable monthly, and are secured by a general security agreement over the Company's assets.

(d)   The Company submitted its Memorial to ICSID setting out its argument and written evidence on January 13, 2006. Venezuela recently raised objections regarding the tribunal's jurisdiction in this matter and the Tribunal has scheduled a hearing to address Venezuela's objections in May 2007. Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position theTribunal has jurisdiction to arbitrate this dispute.

The jurisdictional hearing in its international arbitration against Venezuela regarding the Las Cristinas project which commenced on May 7, 2007 was delayed for procedural reasons on the first morning. Both the President of the three-arbitrator panel and Venezuela's appointee to the panel resigned from the panel at the opening of the hearing in London, England, for reasons unrelated to the merits of the dispute. A date will be set to continue the hearing following the appointment of replacement arbitrators. The Company has received notice that Venezuela has appointed an arbitrator and the parties are now in the process of jointly selecting the third arbitrator to chair the arbitral tribunal.

(e)   On July 4, 2007, 790,000 stock options expired.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

12. SEGMENTED INFORMATION

	2007	2006
Identifiable assets by geographical location are as follows:		
Canada	$ 348,023	$ 1,703,944
Brazil	8,944	8,944
Costa Rica	11,207,197	6,576,329
Guyana	2,200,382	2,208,443
Venezuela	194,715	144,217
	$ 13,959,261	$ 10,641,877

13. POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company's Canadian tax-effected future income tax assets in accordance with corporate income tax filings are made up as follows:

	2007	2006
Future income tax assets:		
Non-capital losses carried forward	$ 15,188,475	$ 11,309,694
Property plant and equipment	1,504,470	1,504,470
Mineral property interests	2,323,247	2,323,247
	19,016,192	15,137,411
Estimated Tax Rate	37%	37%
Subtotal	7,035,991	5,600,842
Capital losses carried forward (est. tax rate of 25%)	3,133,783	3,133,783
Future income tax assets before valuation allowance	10,169,774	8,734,625
Valuation allowance	(10,169,774)	(8,734,625)
Net Future income tax assets	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At March 31, 2007, the Company has non-capital losses remaining to be carried forward of approximately $15,190,000 (2006 - $11,310,000; 2005 - $8,190,000) which may be available to offset future income for income tax purposes. These losses expire over the next seven years. The Company's foreign exploration and development expenses approximating $2,323,000 (2006 - $2,323,000; 2005 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit. In addition, the Company has capital losses of approximately $12,535,000 (2006 - $12,535,000; 2005 - $12,535,000) which can be carried forward indefinitely and may be available to offset future capital gains. Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

VANNESSA VENTURES LTD.
(a development stage enterprise)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

14.   **COMMITMENTS**

(a)   Effective March 1, 2007, the Company renewed its Calgary, Alberta head office lease agreement for office premises for a period of twenty-two months at a cost of $87,602 per annum.

(b)   The Company entered into a lease agreement expiring May 31, 2006 for its premises in Guyana requiring lease payments of $19,200 U.S. per year. The lease was renewed, effective June 1, 2006, for another one year term at a cost of $19,200 U.S. per year.

(c)   Effective November 18, 2005, the Company entered into a lease agreement expiring November 17, 2008 for its office premises in Costa Rica requiring lease payments of $U.S. 42,000 per year.

Vannessa Ventures Ltd.
Management Discussions and Analysis
March 31, 2007

Introduction

Vannessa Ventures Ltd. (the "Company") is an exploration company engaged in the search for, and development of, economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition and subsequent development.

The Company's shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange and as at July 18, the Company has 115,955,723 shares outstanding.

The following Management Discussion and Analysis ("MD&A") contains assumptions, estimates and other forward looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events. Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company's business and compares its financial results for the fiscal year ended March 31, 2007 with those of the previous fiscal year ended March 31, 2006 results. The MD&A should be read in conjunction with the consolidated financial statements and related notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars, except where noted otherwise. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The *Summary (1)* provides a review of the Company's financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The *Expense section (2)* reports on the Company's expenses for the year. The *Financial Condition and Liquidity (3)* section describes the Company's cash position and investing activities. In *Risks and Uncertainties (4),* the risks associated with the exploration and mining business are identified, and the Company's plan of how to manage and mitigate exposures are explained and finally, the *Operations Review and Outlook (5)* section outlines the Company's exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company's US registration with the S.E.C. under the Sarbanes-Oxley Act 2002.

At the Annual General Meeting of September 14, 2006, the Board of Directors of the Company was changed following the resignation from the Board of Mr. Erich Rauguth and with Mr. Vern Hall choosing not to stand for re-election.

On May 15, 2007, Mr. Steven G. Dean was appointed to the Company's Board of Directors and as Chairman. Mr. Dean has extensive experience in the gold mining business, including serving as President of Teck Cominco Ltd. to July 2002. He was also the Executive Director and Chief Financial Officer of the Australian gold group Normandy Mining Ltd. from 1987 to 1994.
.
Mr. Dean is based in Vancouver and is a director and Chairman of a number of public companies, is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum.

Mr. Dean succeeds Manfred Peschke as Chairman of the Company. Mr. Peschke is continuing as a director and Chairman of the Audit Committee.

The Board of Directors of the Company is now made up of six Directors.

During the fiscal year ended March 31, 2007, the Company continued its advancement of mineral projects focusing primarily on Costa Rica and also Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela. Building on the approval of its Environmental Impact Study for the Crucitas project in Costa Rica, work continued on project development including completion of and the release of NI 43-101 compliant project feasibility study.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2005 through 2007.

The table below also contains selected financial information of the Company derived from the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for each of the last eight quarters ending with the quarter ended
March 31, 2007.

SELECTED ANNUAL INFORMATION

For the Years Ended March 31, 2007, 2006, 2005

	For the Years Ended March 31,		
	2007	**2006**	**2005**
Operations:			
General and administrative	994,839	1,331,962	1,190,954
Option benefits	193,306	528,605	624,736
Project development	1,908,686	1,937,244	523,906
Other expense (income)	2,279,962	3,676,164	3,003,077
Net loss	5,376,793	7,473,975	5,342,673
Basic and diluted loss per share	(0.06)	(0.09)	(0.07)
Balance Sheet			
Total assets	13,959,261	10,641,877	8,382,237
Total liabilities	11,105,067	6,151,882	888,816
Working capital (deficiency)	(6,628,328)	(709,685)	406,434
Resource property expenditures	3,425,833	3,123,684	3,729,078
Share capital			
Authorized	250,000,000	250,000,000	250,000,000
Weighted average shares outstanding	91,716,042	86,129,983	76,875,180
Warrants	15,044,500	13,130,000	29,655,000
Options	5,295,000	5,785,000	4,750,000

	Quarters Ended							
	31-Mar	**31-Dec**	**30-Sep**	**30-Jun**	**31-Mar**	**31-Dec**	**30-Sep**	**30-Jun**
	2007		**2006**				**2005**	
Operations:								
General and administrative and project development	1,047,347	871,352	537,500	447,326	1,774,779	571,408	423,956	499,063
Stock option benefits	193,306	193,306	-	-	-	-	528,605	-
Other expense (income)	716,870	736,496	617,321	447,692	1,268,395	1,061,758	609,448	736,563
Net loss	1,526,013	1,800,941	1,154,821	895,018	3,043,174	1,633,166	1,562,009	1,235,626
Basic and diluted loss per share	(0.02)	(0.02)	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)	(0.01)
Balance Sheet								
Total assets	13,959,261	13,678,075	12,334,676	12,256,281	10,641,877	9,292,197	8,337,771	8,686,417
Total liabilities	11,105,067	10,797,868	7,888,320	8,577,304	6,151,882	3,249,503	746,282	828,622
Working capital (deficiency)	(6,628,328)	(5,865,255)	(3,578,504)	(4,210,448)	(709,685)	(1,944,303)	(320,805)	656,368
Resource property expenditures	(1,215,444)	1,160,473	533,197	2,947,607	664,253	997,921	603,812	857,698
Share capital								
Authorized	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000
Outstanding	97,364,353	92,364,353	92,364,353	87,558,853	87,258,853	87,258,853	87,071,353	85,471,353
Warrants	15,044,500	8,324,500	8,324,500	13,130,000	13,130,000	13,130,000	25,255,000	25,355,000
Options	5,295,000	5,195,000	5,475,000	5,475,000	5,785,000	6,085,000	6,085,000	4,560,000

Contractual Obligations

The Company has the following contractual obligations in place as of March 31, 2007:

	2007
Calgary Office Lease	$104,443
Guyana Office Lease	3,520
Costa Rica Office Lease	75,075

Cautionary Note to U.S. Investors – The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A such as "mineral resources" and "inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20_F available from us at Suite 220, 1010 1Street S.W., Calgary, Alberta, Canada T2R 1K4. You can also obtain this form on the SEC EDGAR website.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This MD&A uses the term "indicated" resources. We advise U.S. Investors that while the term is recognized and required by Canadian regulations, the SEC does not recognize it. **U.S. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.**

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This MD&A uses the term "inferred" resources. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. Investors are cautioned not to assume that part or all of the inferred resources exists, or is economically mineable.**

Vannessa Ventures Ltd. issued a Feasibility Study (the "Study") on January 12, 2007 which incorporates a Study on the Crucitas gold project located in northern Costa Rica which is held by the Company's wholly owned subsidiary, Industrias Infinito S.A. ("Infinito").

In June of 2005, Vannessa awarded System Geostat International Inc (Geostat) a mandate to update its Crucitas mineral resource model and to prepare a Technical Report according to the National Instrument 43-101 in Canada. The full Geostat Report, dated February 26th, 2006, is available for viewing on SEDAR. The Resources in and outside the structures are basically split in two categories: Indicated and Inferred. Geostat is of the opinion that there are no Measured Resources in the Crucitas project at the moment, based on the CIM definition recommended by the NI 43-101. The Report prepared by Geostat was prepared by, or under the supervision of, Pierre-Jean Lafleur, P.Eng., who is an independent Qualified Person as defined by NI 43 -101.

Vannessa through its subsidiary Infinito, contracted with Micon International Limited ("Micon") to conduct a feasibility study for the Las Crucitas Gold Project ("Crucitas project. Portions of the study were contracted directly by Vannessa to Golder Associates Ltd.

The Study provides a description of the geology, reserves, mining and milling operations, tailings facilities, services and other facilities, together with the associated capital and operating costs, required to develop the Crucitas Project. The Study establishes the mining plan and associated equipment fleet, processing requirements, details the tailings and water management systems, determines the necessary site infrastructure and presents the environmental, permitting and socio-economic considerations in undertaking the project. The Report prepared by Micon was prepared by, or under the supervision of, Ian Ward, P. Eng. who is an independent Qualified Person as defined by NI 43 -101.

The accounting for all expenses for these activities is detailed in the attached consolidated financial statements using the following policies:

Accounting Policies

The Company's accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most important in preparing the Company's consolidated financial statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the fiscal year ended March 31, 2007 were $3,741,345 (March 31, 2006 - $ 2,760,124) as follows:

$885,205 spent in Guyana (March 31, 2006 - $1,114,342)
$332,103 spent in Venezuela (March 31, 2006 - $533,761)
$2,520,635 spent in Costa Rica (March 31, 2006 - $1,937,414)
$3,402 spent in Brazil (March 31, 2006 - $3,490)

2. Expenses

Exploration And Development Expenditures

During the fiscal year ended March 31, 2007 in Costa Rica, the Company had expenditures of $2,520,635 which included administration, consultants, camp, site maintenance and security, social responsibility expenditures, community relations and media relations, engineering and development and environmental and forestry. The increased activity in project development is as a result of feasibility study work and planning for infrastructure construction associated with the approval of the Company's environmental impact assessment from the environmental protection ministry or SETENA. Additionally, $2,225,000 was expended on mining equipment, the mills and administrative capital assets.

In Guyana, $203,817 was spent at Marudi Mountain for camp maintenance, security, and transportation. The Company incurred expenses of $681,388 at its Potaro/Maple Creek concessions for reclamation and exploration, wages and camp expenses. The Company executed agreements with Shoreham Resources Ltd. ("Shoreham") of Toronto for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

In Venezuela, the Company incurred expenses for the Las Cristinas Project of $332,103. The decision to commence the program of International Arbitration with respect to Las Cristinas was made in July of 2004 and the process continued through the year.

Administrative Expenses
Administrative expenses incurred in Canada for the year ended March 31, 2007 decreased by $672,422 from $1,860,567 in the fiscal year 2006 to $1,188,145 in fiscal 2007. The decrease is mainly as a result stock option compensation of $193,306 in fiscal 2007 (2006 - $528,605) and a decrease of office wages and services of approximately $112,000 due to a reduction of one Calgary office employee.

Project Development Expenses
Project development expenses in the year ended March 31, 2007 decreased $28,558 to $1,908,686 from the 2006 fiscal year expenses of $1,937,244. The consulting fee increase is mainly attributable to the engagement of professional services associated with producing a bankable feasibility study including a test program to evaluate cyanide destruction options and treatment of leach effluents and review of the geological resources mine planning and costing and other activities all associated with the Crucitas gold project in Costa Rica.

Related Party Transactions
Related party transactions during the year ended March 31, 2007 totaled $267,044 versus $204,907 in fiscal 2006. The amounts included a consulting fee of $5,000 per month paid to one director (the agreement terminated December 31, 2006) and a consulting agreement with another director at $6,200 US per month (this director resigned from the Board and the consulting agreement was terminated August 9, 2006).

In the past, the agreements were on a month-to-month basis and were to remain in force from year to year until such time as notice of termination is given by either party. Effective December 31, 2006, consulting agreements with the respective Directors are no longer in place.

In September 2005, which became direct employment commencing January 1, 2006, the Company retained a director to provide professional project management services to the Crucitas gold project at $15,000 per month.

On May 15, 2007, the Company executed a consulting advisory agreement with a company affiliated with a Director for $120,000 per annum (see Subsequent Events, Note (c) (i))

During fiscal 2007, the Company paid debt financing structuring fees of $ 150,000 (2006 - $150,000) to the controlling shareholder related to $5 million (2006 - $3 million) of short term financing (bearing interest at 9.5%) and related to the convertible debenture **(Note 9).** These fees were expensed during fiscal 2007 and 2006 as interest and financing costs.

Related party transactions have been recorded at their exchange amounts.

Impairment of Mineral Interests
Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment for the assets consist of comparing the estimated asset value with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue. On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, "Operations Review"). As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount. In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. After reviewing the Company's interest in the project and receipt of the final resolution, (Resolución N° 3638-2005-SETENA) issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005, the Company discontinued to record an impairment charge for current expenditures incurred in Crucitas during the year effective December 12, 2005.

3. Financial Condition and Liquidity
The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company's cash position decreased from $1,675,350 as of March 31, 2006 to $280,338 as of March 31, 2007 due to the issuance of demand notes and funding of operations during the quarter. (See Note 9 to the Consolidated Financial Statements). The Company had a working capital deficiency of $6,628,328 as at March 31, 2007 versus a working capital deficiency of $709,685 at the end of fiscal year March 31, 2006.

As referenced in Note 9 to the Consolidated Financial Statements, the Company borrowed during the year ended March 31, 2007 $5,000,000 from its controlling shareholder, Exploram Enterprises Ltd. ("Exploram") and, as addressed in the Subsequent Events, Finance section following, Exploram exercised on July 12, 2006 warrants totaling approximately $1,900,000 for total proceeds of $6,900,000. There has been no call on the demand notes by Exploram.

The proceeds have been and are being used to advance the completion of the feasibility study, general engineering and infrastructure at the mine site in Costa Rica including the social development and community relations programs as well as to fund general corporate requirements.

4. Net Loss and Cash Flow
The Company's reported net loss for the fiscal year ended March 31, 2007, in accordance with Canadian generally accepted accounting principles, is $5,376,793 or $(0.06) per share. This compares with a loss of $7,473,975 or $(0.09) per share for the year ended March 31, 2006.. The decrease in the net loss for fiscal 2007 is due mainly to the decrease of mineral interest impairment charges of $2,457,462 and $335,299 stock option compensation offset by the increased interest expense and financing costs of $1,058,387.

5. Risks and Uncertainties
In conducting its business, the Company faces a number of risks.

a) Political and Country Risk
The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks which vary from country to country. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

b) Exploration and Mining Risks
The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

c) Environmental Risks
The Company's activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company 's financial condition.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company's operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company's exploration activities may be substantially affected by factors beyond the Company's control, any of which could materially adversely affect the Company's financial position.

d) Occurrence of events for which the Company is not insured
The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties
The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5, Operational Review).

f) Uncertainty of exploration and development programs
The Company's financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling. In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company's exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits
The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

6. Operations Review for Fiscal Year 2007 and Outlook for 2008

Las Cristinas, Venezuela

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. ("Vannessa Barbados"), all of the issued and outstanding shares of Vannessa de Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. ("Minca").

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana ("CVG"), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity held by Vannessa. The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome, now a part of Barrick Gold Corporation, with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome. The Company also assumed operational and development obligations and commitments that were the prior responsibility of Placer Dome de Venezuela.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

(See Consolidated Financial Statements, March 31, 2007, Note 5, Mineral Interests, (d) Venezuela, (ii) Las Cristinas) reference Title Dispute and Legal Proceedings.

Over the past several years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 9, 2004. The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela. On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company's Request for Arbitration against the Bolivarian Republic of Venezuela. As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. .The Arbitration Tribunal was constituted in June of 2005 and the initial meeting of the parties to discuss procedural issues was held in August of 2005. On January 13, 2006, the Company submitted material to ICSID called the Memorial which is a series of documents laying out the Company's written arguments with respect to the arbitration. Included are expert opinions, witness statements and document indices. This written evidence will be the foundation for the briefer supplemental material to be submitted later in the process prior to the actual hearing.

In July 2006 the Government of Venezuela filed documentation with ICSID raising formal objections as to the Arbitral Tribunal's jurisdiction in the dispute. As a result ICSID has ruled that it will receive written arguments from the parties on the jurisdictional issues over the next number of months with an oral hearing to address the issue of jurisdictional competence to be held in May of 2007. If the Tribunal rules that the issues raised by Venezuela are within the Jurisdiction of the Tribunal, then the process on the merits of the original arbitration case will continue. On December 15, 2006 the Company submitted its written arguments and supporting documentation, including expert witness statements, to ICSID contained in a document called a Counter Memorial. Venezuela provided their written arguments to ICSID regarding the jurisdictional issue in late August in their Memorial. Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. Any awards or settlements arising from the claim may be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to pre-existing contractual rights.

The Company submitted its Memorial to ICSID setting out its argument and written evidence on January 13, 2006. Venezuela recently raised objections regarding the tribunal's jurisdiction in this matter and the Tribunal has scheduled a hearing to ad-dress Venezuela's objections in May 2007. Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position that the Tribunal has jurisdiction to arbitrate this dispute. A hearing on the jurisdictional competency of the tribunal is scheduled for early May of 2007. (See Subsequent Events, Arbitration)

Maple Creek, Guyana

In July of 2005 Vannessa Ventures Ltd. acquired the 40 percent minority interest in Vanarde Mining Inc. ("Vanarde"), the owner of the Potaro Diamond project, for 1,500,000 shares of the Company. This provided the Company with flexibility to explore for diamonds or gold in areas controlled by the Company but not by Vanarde. There has been some exploration work on areas of the property outside of the area originally controlled by Vanarde. In March of 2007, the Company executed the Potaro Purchase Agreement with Shoreham Resources Ltd. ("Shoreham") of Toronto for the sale of 100% of the Company's Potaro assets which involves the payment to the Company of an aggregate sum of US$ 1.2 million over four years.

Marudi Mountain, Guyana

Effective March 6, 2007, the Company executed Agreements with Shoreham for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 in exploration and qualified project management expenditures during a period of three years or less. Shoreham may earn a further 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of the Agreement. The Company has the option to retain a 25% interest in the property going forward.

Under Shoreham's direction and supervision, exploration will focus on expanding known gold occurrences at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities in this large under-explored gold producing area. The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi and Paint Mountain gold projects and looks forward to working with Shoreham to continue development in this gold producing region. This will substantially reduce the Company's costs with respect to operations in Guyana while retaining an interest in the development potential of Marudi and Paint Mountain.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain. In September of 2004, the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers. This License gives the Company exclusive rights to occupy and explore the designated area. The Company has entered into an agreement with Shoreham regarding exploration of the Paint Mountain property as described in the section above with respect to Marudi.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. This ruling, based on existing Costa Rican law, allowed the Company (which had already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved was advanced and during 2004 and the first part of 2005 the Company continued to work with SETENA to advance the process of Approval of the EIS. Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July 2004. Also in June of 2004 a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand. An archeological study, focusing on a small part of the concession was completed. The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega. The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA. The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations. Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment. The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country. This meeting was a key step in advancing the process with SETENA to receive approval of the Company's environmental impact assessment.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica. The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company's subsidiary in Costa Rica. In the absence of other explanations for the ruling, the Company's counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title. The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits. In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit. Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted. In December of 2006 the Company responded to articles that appeared indicating that the Crucitas Exploitation Permit may be cancelled. These were based on a ruling by the Constitutional Court, or Sala IV, in Costa Rica. According to a legal expert on Costa Rican Constitutional law the ruling by Sala IV was a "partial annulment" which was conditional on certain conditions being met. In this instance the affected party was the Company's subsidiary in Costa Rica, Industrias Infinito S.A. ("Infinito"). Infinito provided evidence that the required conditions listed by Sala IV had been met which were submitting and Environmental Impact Statement and holding a General Public Meeting. In the opinion of local counsel, providing evidence that Infinito had complied with the conditions of Sala IV will result in the Exploitation Permit being retained.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes ("ICSID") in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica ("Costa Rica") for the effective denial of the benefits of the Company's rights to develop the gold deposit located at Las Crucitas de Cutris ("Las Crucitas") in San Carlos, Costa Rica. The rights to develop the property are held by the Company's wholly owned Costa Rican subsidiary Industrias Infinito S.A. ("Industrias Infinito") This action has not advanced past the filing of the Request.

In December 2005 the Company announced that its subsidiary, Industrias Infinito S.A., had successfully concluded the environmental permitting process for the Crucitas property when the SETENA passed a final resolution on December 12, 2005 approving the Company's Environmental Impact Statement and fixed the amount of the Environmental Performance Bond required for the project at $US 600,000. This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent of the identified gold resources.

In March 2006, the Company announced it had secured a 1,750 Hp SAG mill and a 3,000 Hp ball mill for $US 1 million which are suitable for milling 5,000 tonnes per day of hard rock feed and serves the purposes required at Crucitas. These assets were originally purchased in January 2006 secured by a deposit and all payments have been made and the mills are in storage awaiting shipment to Costa Rica. The company is paying a modest fee while the units are in storage where they were purchased awaiting transfer to Costa Rica.

In September of 2006, the Company released information regarding the Conchudita property located on an Exploration Concession located to the South East of the 19,200 acres of Concessions controlled by Infinito in the area surrounding the Crucitas project. Micon completed the study and verified that the historical resource estimate for Conchudita prepared by Placer Dome in 1998 is still relevant based on 27 diamond drill holes. This estimate was prepared prior to the implementation of National Instrument 43-101 and does not fully conform to that standard. The historical estimate prepared for Conchudita by Placer Dome in 1998 showed, at a cut-off grade of 1.75 g/t Au, an inferred resource of 3.2 million tonnes with an average grade of 4.6 g/t gold, for approximately 470,000 ounces of contained gold.

On January 12, 2007 the Company published a news release containing results of the Feasibility Study the ("Study") completed on the Crucitas Gold Project in Costa Rica by Micon International Limited ("Micon") dated July 2006. Portions of the study were contracted directly by the Company to Golder Associates Ltd. ("Golder") and Systémes Geostat International Inc. ("Geostat"). The NI 43-101 compliant resource estimate prepared by Geostat is dated February 27, 2006 and was filed on SEDAR on April 10, 2006.

Indicated gold resources at Crucitas were estimated by Geostat to be 25.09 million tonnes at an average gold grade of 1.22 g Au/t for a total resource of 984.9 thousand ounces. Silver grades of 3.17 g Ag/t on the same tonnage produce silver resources of 2,559 thousand ounces. The resource estimate includes both saprolite and hard rock resources at a cut-off grade of 0.5 g Au/t.

Total Inferred Resources above the 0.5 g Au/t cut-off grade are estimated by Geostat to contain 12.6 million tones at 1.23 g Au/t or 496 thousand gold ounces. Inferred Resources of Silver at 3.14 g AG/t were estimated to be 1,267 thousand ounces.

The Probable Reserves mineable from the Crucitas pits, prepared by Micon as of March 2006 are based upon a gold price of US$ 550 per oz. The total Probable Reserve is 14.9 million tones at an average grade of 1.43 g Au/t for 687.2 thousand ounces. The reserve estimates are based on mining both saprolite and hard rock resources.

Selected financial results as prepared in the NI 43 101 compliant Feasability Study, prepared by Micon are included in the table below. The information below assumes mining of both saprolite and hard rock ore and 100 percent equity financing with all dollar amounts in US dollars. A summary of the July 2006 report was filed on SEDAR on February 26, 2007. The information in the table below assumes the use of a mining contractor which reduces the initial capital costs of the project. This case was compared against utilizing a mining fleet owned and operated by the Company and the contractor was selected as the preferred option. This change delayed the completion of the Feasibility Study but the use of a mining contractor is now considered to be the Base Case.

Selected Crucitas Economic Information

	Base Case
Life of mine operating cost, $/t ore	13.15
Pre-production capital cost, $	47,031,000
Total Gold Produced, oz	636,530
Cash Cost (Mine Life Average) $/oz Au	299.48
Ore Mined tonnes	14,914,000
Average Grade g/t	1.43
Stripping Ratio (Mine Life)	1.42
Gold Price $/oz	550
Cashflow pre-tax $	84,935,000
Cashflow after tax $	61,179,000
IRR , after tax	26.00
NPV 10%, after tax	24,528,000
Payback period years	3.0

The Company has in place an Exploitation Permit which provides the rights to mine the Crucitas Exploitation Concession comprising 1,200 hectares. The Company has Environmental Approval to mine the saprolite material and is currently in the process of preparing material required to apply for Environmental Approval to mine the hard rock material as well. The results of the Study reported above include mining both the saprolite and the hard rock material.

In addition to the Exploitation Permit on the 1,200 hectares associated with the Crucitas project, the Company holds fifteen times this amount of ground, or 18,000 hectares, in Exploration Concessions adjacent to the Crucitas Concession.

Subsequent Events

Subsequent to March 31, 2007 and as of July 26, 2007, the Company reports the following developments:

(a) Arbitration

The jurisdictional hearing in its international arbitration against Venezuela regarding the Las Cristinas project has been delayed for procedural reasons. At the Jurisdictional hearing in London on May 7, 2007 both the President of the three-arbitrator panel and Venezuela's appointee to the panel resigned from the panel at the opening of the hearing in London, England. A date will be set to continue the hearing following the appointment of replacement arbitrators. No re-filing of written arbitration documentation is required and the process will re-commence once replacement arbitrators are in place and a new hearing is scheduled. In June the Company was informed that Venezuela had appointed an arbitrator. Both parties will now attempt to agree on a third arbitrator the chair the tribunal failing which an chairperson will be appointed by ICSID.

(b) Crucitas

As of July 26, 2007 there has been no additional information regarding clarification of the situation with respect to the Constitutional Court of Sala IV in Costa Rica. The Company is expecting a ruling from the Court to clarify the situation regarding the Company's Exploitation Concession. The Company is continuing to prepare material that will be required to receive environmental approvals required for the mining of the hardrock material at Cructias in addition the mining of saprolite material for which the Company has received environmental approval. The Company continues to be involved in several major social development programs in the communities close to the Crucitas project including computer and tailoring training, fish farming, and organic agriculture. A new section of road to provide improved access to the mine site and the village of Crucitas is being completed.

(c) Finance

(i) The Company issued 18,571,371 units (the "**Units**") at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrant (a "**Unit Warrant**"). Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until to May 15, 2009. Exploram Enterprises Ltd., the controlling shareholder of the Company, purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd. ("**Auro**"), a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement. In connection with the sale of the Units, the Company paid a cash finder's fee of $296,850 and issued share purchase warrants (the "**Finder's Warrants**") allowing the finders to purchase an aggregate of 1,413,566 common shares of the Company. Each Finder's Warrant is exercisable to acquire one share of the Company at a price of $0.45 until May 15, 2008.

The Company also raised $3 million under a non-brokered private placement of a $3 million unsecured convertible note (the "**Note**") issued to Auro. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a "**Note Unit**"). Each Note Unit consists of one share and one half of one common share purchase warrant (a "**Note Warrant**") and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009. The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro's right to convert before prepayment. Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable. The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature. A cash structuring fee of $90,000 was paid by the Company.

The shares and Unit Warrants that make up the Units, the Note, the shares and Note Warrants issuable under the Note, the Finder's Warrants and the shares issuable under the Warrants, the Note Warrants and the Finder's Warrants are all subject to a hold period expiring on September 16, 2007.

(ii) On May 15, 2007, 20,000 stock options were exercised by an employee.

(iii) On May 31, 2007, the Company repaid two demand loans payable to Exploram Enterprises Ltd. ("Exploram") for a total of $2,500,000. The Company and Exploram have agreed that an additional demand loan for $1,500,000, that was payable on demand after August 31, 2006, be extended such that it is now payable on demand after June 15, 2008. This leaves one Exploram loan for $1,000,000 that remains payable on demand as of February 28, 2007.

All of the loans carry interest at a rate of 9.5 percent per annum, payable monthly, and are secured by a general security agreement over the Company's assets.

To develop the Crucitas project, the Company will require additional funding. The Company has had preliminary discussions with various firms that have the capability to secure equity or debt financing to develop the mine. The finalization of the feasibility study is an important step in providing information to secure the appropriate financing. Several firms capable of supplying funding for the Crucitas project have been approached utilizing financial and technical information from the final drafts of the feasibility study and this activity to secure financing for the project continues.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and Controller that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design of internal control over financial reporting.

Management's Conclusion on the Effectiveness of Disclosure Controls

The Chief Executive Officer and Chief Financial Officer of the Company, after evaluating the effectiveness of the Company's disclosure controls and procedures as at March 31, 2007, were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been known to them and required to be disclosed by the Company in reports that it files or submits is recorded, processed, summarized and reported within the time periods specified.

Management's Conclusion on the Design of Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company , after evaluating the design of the Company's internal control over financial reporting as of March 31, 2007, have concluded that the Company's internal control over financial reporting provide reasonable assurance regarding reliability of financial reporting for external purposes in accordance with Canadian GAAP.

During the most recent year ending March 31, 2007, there have been no changes in the design of the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.



Form 52-109F1 *Certification of Annual Filings*

I, John R. Morgan, Vannessa Ventures Ltd., President, certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Vannessa Ventures Ltd. for the year ended March 31, 2007;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and,

5.   I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

July 26, 2007

Signature:/S/ John R. Morgan
          John R. Morgan
          President & CEO



Form 52-109F1 *Certification of Annual Filings*

I, Cameron B. Boyer, Vannessa Ventures Ltd., Controller, certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Vannessa Ventures Ltd. for the year ended March 31, 2007;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and,

5.   I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

July 26, 2007

Signature:/S/ Cameron B. Boyer
          Cameron B. Boyer
          Controller